August 1, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 29, 2013
File No. 333-188536

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2013, with respect to Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1, File No. 333-188536 (the “Registration Statement”), filed with the Commission on July 29, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 5.

Principal Stockholders

1.	We note your disclosure in footnote 6 to the principal stockholder table that FWW B.V. is controlled in part by Intertrust (Netherlands) B.V. Please identify the natural person(s) who have ultimate voting or investment control over the shares held by FWW B.V. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that Donald Keith Mosing is the only natural person who has ultimate voting or investment control over the shares held by FWW B.V., which we believe is reflected on page 126-127 of Amendment No. 5.

Securities and Exchange Commission

August 1, 2013

Intertrust (Netherlands) B.V. (“Intertrust”) is controlled by four managing directors (Otgerus Joseph Anton van der Nap, Peter de Langen, Derk Jan Cornelius Niezing, and Nicole Josephina Johannes Maria Wolthuis-Geeraedts), none of whom has sole or shared voting or investment control over shares owned by Intertrust. Moreover, Intertrust does not hold any shares of our common stock, but rather it is one of two managing directors of FWW B.V. The other managing director of FWW B.V. is Donald Keith Mosing, as identified in Amendment No. 5.

Furthermore, as indicated on page 127 of Amendment No. 5, pursuant to a voting agreement, FWW B.V. will agree to vote all of its shares of common stock for the election of directors in the manner specified by a designated shareholder representative, which will initially be Mr. Mosing. Accordingly, Mr. Mosing has been attributed beneficial ownership of all shares of our common stock held by FWW B.V.

In an effort to provide more fulsome disclosure, however, we submit to the Staff that we will undertake to include the names of the four managing directors of Intertrust in the final prospectus that will be filed and in our future filings, as appropriate.

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Securities and Exchange Commission

August 1, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

Enclosures

cc:	Mark Wojciechowski (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
Karina V. Dorin (U.S. Securities and Exchange Commission)
Donald Keith Mosing (Frank’s International N.V.)
Brian D. Baird (Frank’s International N.V.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Jeffery K. Malonson (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)